UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 25, 2019
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): _____

www.sibanyestillwater.com

MARKET RELEASE
Sibanye-Stillwater posts circular and notice of General meeting to shareholders
Johannesburg, 25 April 2019: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) refers Sibanye-Stillwater shareholders (“Shareholders”) to the announcement made by Sibanye-Stillwater and Lonmin plc
(“Lonmin”) today (25 April 2019) (available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Sibanye-Stillwater’s website at the address noted below), where it was announced that, the Boards of Sibanye-Stillwater and Lonmin have reached agreement on the terms of an increased recommended all-share offer to be made by Sibanye-Stillwater for the entire issued and to be issued share capital of Lonmin (the “Increased Offer”). Under the terms of the Increased Offer, Lonmin shareholders will be entitled to receive one new Sibanye-Stillwater share for each Lonmin share that they hold (the “Revised Exchange Ratio”), reflecting a 3.4% increase (or an additional 0.033 new Sibanye-
Stillwater shares per Lonmin share held) relative to the Exchange Ratio of 0.967 new Sibanye-Stillwater
shares for each Lonmin share held, as announced on 14 December 2017. The Boards of Sibanye-Stillwater
and Lonmin consider that the Increased Offer for Lonmin reflects the recent recovery in the PGM pricing environment, balanced against the fact that Lonmin continues to be financially constrained and unable to fund the significant investment required to sustain its business and associated employment.
The Increased Offer is proposed to be effected by means of a UK scheme of arrangement (the
“Scheme”).

Sibanye-Stillwater is also pleased to advise that a circular (“Circular”) containing, inter alia, an ordinary resolution regarding the issuance and allotment of shares as the consideration payable by Sibanye-
Stillwater to Lonmin for the Increased Offer (“Ordinary Resolution”), a notice convening the general meeting (“General Meeting”) and a form of proxy, has been posted to Shareholders today, 25 April 2019.

Shareholders are further advised that the Circular will be available, subject to certain restrictions relating to persons in certain restricted jurisdictions, from today on Sibanye-Stillwater’s website at
www.sibanyestillwater.com/investors/transactions/lonmin.
Notice is hereby given to Shareholders that the General Meeting of Shareholders will be held at the
Sibanye-Stillwater Academy, Rietkloof 349, Glenharvie, 1786, South Africa, on Tuesday, 28 May 2019 at
08:30 a.m. (South African time), immediately before the Sibanye-Stillwater annual general meeting, to consider and, if deemed fit, pass, with or without amendment, the Ordinary Resolution set out in the
Circular.
Sibanye-Stillwater also notes that a Scheme circular in relation to the Increased Offer (the “Lonmin
Scheme Circular”) has been published today and is available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Lonmin’s website at www.lonmin.com/investors/sibanye-
stillwater-offer and is also available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Sibanye-Stillwater’s website at the address noted above. The Lonmin Scheme Circular sets out, amongst other things, a letter from the Chairman of Lonmin, the full terms and conditions of the
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

www.sibanyestillwater.com
Scheme, an update in relation to the Lonmin Group’s current trading and prospects, the reasons for the
Lonmin Board’s recommendation of the Increased Offer and the Scheme and an expected timetable of principal events.
The Increased Offer is subject to the terms and conditions set out in the Lonmin Scheme Circular, including the satisfaction or (where applicable) waiver of the outstanding conditions set out in the Lonmin Scheme
Circular. Such conditions include, amongst others, the relevant approvals of Lonmin and Sibanye-
Stillwater shareholders, the requisite approvals of the relevant South African Competition Authorities and the approval of the Scheme by the High Court of Justice of England and Wales. Subject to the satisfaction or waiver (as applicable) of such conditions, the Scheme is expected to become effective after 6.00 p.m.
(UK time) on 7 June 2019.

For more information, Shareholders are referred to the Lonmin Scheme Circular and the announcement made by Sibanye-Stillwater and Lonmin on 14 December 2017 (available, subject to certain restrictions relating to persons in certain restricted jurisdictions, on Sibanye-Stillwater’s website at the address noted
above) that they had reached agreement on the terms of a recommended all-share offer to be made by Sibanye-Stillwater for the entire issued and to be issued share capital of Lonmin.
The salient dates and times relating to the General Meeting are set out below:
The record date for purposes of receiving the Notice of General
Meeting (being the date on which a Sibanye-Stillwater
Shareholder must be recorded in the Register in order to receive the Notice of General Meeting) ..............................................
Friday, 12 April 2019
Notice of General Meeting and date of posting of Circular
announced on SENS on ............................................................
Thursday, 25 April 2019
Circular posted to Sibanye-Stillwater Shareholders on ........ Thursday, 25 April 2019
Last day and time to give notice to participate in the General
Meeting electronically by 08:30 (South African time) on ....
Tuesday, 14 May 2019
Last day to trade in order to be eligible to participate and vote at the General Meeting ................................................................
Tuesday, 14 May 2019
Record Date to determine Sibanye-Stillwater Shareholders eligible to participate in and vote at the General Meeting .............
Friday, 17 May 2019
Last day and time to lodge forms of proxy with the Transfer
Secretaries, by 08:30 (South African time) on ........................
Friday, 24 May 2019
General Meeting of Sibanye-Stillwater Shareholders at 08:30
(South African time) on .............................................................
Tuesday, 28 May 2019
Results of General Meeting released on SENS ....................... Tuesday, 28 May 2019

Notes:
(1) The dates and times may be changed by Sibanye-Stillwater, subject to any required regulatory approvals. Any change will be published on the Johannesburg Stock Exchange News Service (“SENS”).
(2)
If the General Meeting is adjourned or postponed, forms of proxy submitted for the initial General
Meeting will remain valid in respect of any adjournment or postponement of the General Meeting.
(3)
Sibanye-Stillwater Shareholders who hold Certificated Sibanye-Stillwater Shares or Dematerialised
Shares with “own name” registration who have not lodged a completed form of proxy by 08:30 (South

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African time) on Friday, 24 May 2019 and who wish to do so may lodge it with the chairman of the General
Meeting prior to the commencement of the voting at the General Meeting.
(4)
Sibanye-Stillwater ADS Holders are referred to “Action required by Sibanye-Stillwater ADS Holders”
section contained in the Circular, for the important dates and times relevant to them.

Ends.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour"
provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Lonmin’s and Sibanye-Stillwater’s financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgement of the senior management and directors of Lonmin and Sibanye-
Stillwater.
All statements other than statements of historical facts in this announcement may be forward-looking statements. Forward-looking statements also often use words such as "anticipate", "believe", "intend",
"estimate", "expect" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's and Lonmin's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; economic, business, political and social conditions in the United Kingdom, United States, South Africa, Zimbabwe and elsewhere; a further downgrade of South Africa’s credit rating; the ability of Sibanye-Stillwater and Lonmin to comply with requirements that they operate in a sustainable manner; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of temporary stoppages of

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mines for safety incidents and unplanned maintenance; uncertainty regarding the title to any of Sibanye-
Stillwater’s properties; changes in the market price of gold, PGMs and/or uranium; fluctuations in exchange rates, currency devaluations, inflation and other macroeconomic monetary policies; Sibanye-
Stillwater’s future business prospects; financial positions; debt position and Sibanye-Stillwater’s ability to reduce debt leverage; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to service its bond instruments and comply with loan and other covenants; the occurrence of labour disruptions and industrial action; changes in assumptions underlying Sibanye-Stillwater’s and
Lonmin’s estimation of their current mineral reserves and resources; power disruption, constraints and cost increases; the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans in management positions; the ability to achieve potential synergies from the Transaction; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; the success of Sibanye-Stillwater’s and Lonmin’s business strategies, exploration and development activities; supply chain shortages and increases in the price of production inputs; the adequacy of insurance coverage; failure of information technology and communications systems and data privacy issues; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Lonmin's and Sibanye-Stillwater’s operations; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; the ability to achieve steady state production at the Blitz Project; failure to obtain the benefits of ongoing streaming arrangements; the availability, terms and deployment of capital or credit; and the impact of
HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of publication of this announcement. Sibanye-Stillwater and Lonmin expressly disclaim any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Additional Information
This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities (“Securities”), or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise nor will there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. There can be no assurance that the Increased Offer will proceed in a timely manner or at all. This announcement does not constitute a prospectus or prospectus equivalent document.

The Securities referred to in this announcement have not been and will not be registered under the US
Securities Act of 1933 (the “US Securities Act”) or under the securities laws of any state or other jurisdiction of the United States. Accordingly, the Securities may not be offered, sold, resold, delivered, distributed or

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otherwise transferred, directly or indirectly, in or into the United States absent registration under the US
Securities Act or an exemption therefrom. The Securities are expected to be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10)
thereof.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in South Africa or the United Kingdom or who are subject to the laws of other jurisdictions should inform themselves of, and observe, any applicable requirements. Any failure to comply with applicable requirements may constitute a violation of the securities law of any such jurisdiction.

No statement in this announcement is intended as a profit forecast or estimate for any period and no statement in this announcement should be interpreted to mean that earnings or earnings per share for
Sibanye-Stillwater or Lonmin, as appropriate, for the current or future financial years would necessarily match or exceed the historical published earnings or earnings per share for Sibanye-Stillwater or Lonmin, as appropriate.

The statements contained in this announcement are not to be construed as legal, business, financial or tax advice. If you are in any doubt about the contents of this announcement, you should consult your own legal, business, financial or tax adviser for legal, business, financial or tax advice.

Disclosure requirements of the Code
Under Rule 8.3(a) of the Takeover Code (the “Code”), any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An
Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing
Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the

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person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i)
the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing
Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position
Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover
Panel’s website at http://www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing
Disclosure, you should contact the Takeover Panel’s Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on Website
A copy of this announcement will be made available, subject to certain restrictions relating to persons resident in restricted jurisdictions, at Sibanye-Stillwater’s website on
https://www.sibanyestillwater.com/investors/transactions/lonmin by no later than 12 noon (London time)
on the business day following the date of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and does not form part of this announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: April 25, 2019
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer